Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

September 20, 2005

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

05011518

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated September 20, 2005

Enclosed is a copy of our News Release dated September 20, 2005 for your records.

Please call our office if you have any questions.

PROCESSED
SEP 28 2005
THOMSON
FINANCIAL

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

September 20, 2005 TSX Venture: DTA

NEWS RELEASE

GOLD

Drilling to begin at Atkinson Gold and VSM Prospect, Abitibi Greenstone Belt, Porcupine Mining District, Ontario ("The Atkinson Prospect")

The Atkinson Prospect extends over an area of 8 x 12km, consists of 4 groups of claims, the Lipton, Horner Lake, Nash Lake, and the Atkinson West Group (230 units or 3,680 hectares) and covers known occurrence of gold, (best intersect 10.7 g/t over 9 meters) and a number of untested geophysical anomalies.

The Atkinson Prospect is located within a highly mineralized part of the Abitibi Greenstone Belt in northeastern Ontario, 15 km south of the Detour Lake gold mine, 25 km north of Casa Berardi and 20 km west of the Selbaie base metal mine.

This Prospect overlies Archean volcanic and sedimentary rocks that include numerous known gold and base metal occurrences, many associated with sulphide-rich exhalative horizons. There is excellent potential, on the property, to discover either volcanogenic base metal massive sulphide deposits (VSM) or shear zone hosted gold deposits.

On the Horner Lake block two separate conductive zones are located with coincident magnetic anomalies, represent high priority volcanogenic massive sulphide targets. On the Atkinson West block, numerous conductors define pyritic chemical sediments locally enriched in copper, zinc and gold.

This fall, late October early November, 5 drill holes, 600 – 700m - are planned to test five priority conductor targets, all with coincident magnetic anomalies, at an estimated cost of $170,000. These funds to be provided from Dentonia's flow-through account, which under the current structure, cannot be used to explore Dentonia's diamonds prospects at Lac de Gras, NWT, and must be expended by year end.

This work will be carried out under the supervision of Paul R. Nicholls, P.Eng. Ontario.

Dentonia has an option to acquire 100% interest in the Atkinson Prospect subject to a 2% royalty with buyout rights.

In 2004 Noranda (now Falconbridge) staked five claim blocks in the Atkinson Lake Area. Some of Falconbridge's claims are tied on to Dentonia's Atkinson West and Horner Lake claims, and a third block is located between the Nash Lake and Atkinson West group of claims; for additional information refer to Eastmain ("ER") news release of September 14, 2005.

As a general comments, the Abitibi Greenstone Belt hosts some of the most important gold and base metal mining camps in the Canadian Shield such as Timmins, Kirkland Lake, Rouyn-Noranda, Val d' Or, and Mattagami, and has accounted for almost 70% of Canada's gold production. The Detour Lake Mine produced 1,700,000 ounces of gold between 1983 and 1999.

HY Gold Prospect, Tintina Gold Belt, South East Yukon

Dentonia has completed a 3 hole drill program on this prospect, has complied with the terms of its option agreement with Phelps Dodge of Canada Corporation Limited, and is awaiting assay results and a comprehensive report from Aurum Geological Consultants Inc. with a proposal for further exploration.

This work was carried under the supervision of Al Doherty, P.Geo.

Gold to rise above US$500 by 2006. An article in The Globe and Mail, dated September 15, 2005, suggest such a possibility, to quote:

> "Investment demand for gold could drive the price of bullion above $500 (U.S.) an ounce during the first half of 2006, GFMS Ltd., a London-based precious metals research group said yesterday. ---
>
> Gold reached a 16-year high of $458.70 (U.S.) on December 2, 2004.* ---
>
> The demand for gold coins and bars remains robust, said Paul Walker, the chief executive officer of GFMS. ---
>
> Strong economic growth has been among the factors helping to spur demand for gold.---"

*17 year high, September 19, 2005, US$468.30 an ounce – COMEX, December Contract.

MOLYBDENUM

Thomlinson Creek, Molybdenum and Copper Prospect, near Hazelton, Central B.C.

Silt geochemical sampling and prospecting has been and is being undertaking, and an application to obtain permits for road construction to potential drill sites is being made.

Earlier exploration focused on copper mineralization, however, with increases in molybdenum prices (Mo), the focus has now shifted on Mo exploration.

The amount of drilling to date is insignificant relative to the size of the target area. In terms of work on the property, this fall, it is planned to extend some existing logging roads to potential drill sites, particularly to the two westerly soil geochem anomalies that have not been drill tested, this could lead to some new outcrop exposures and perhaps new showings.

Based on drilling done by Noranda in 1981, with an intersection of 6m at the bottom of DDH81-6, (0.17% Cu and 0.236% Mo), and the large soil Mo anomalies to the west of this drill hole, makes the Thomlinson Creek Prospect an attractive exploration target.

The budget for this preliminary work is estimated to be between $30,000 to $50,000 and will be borne by Dentonia's flow-through funds (for further details see Dentonia's news release May 31, 2005).

This work will be supervised by Don MacIntyre, Ph.D., P.Eng.

Dentonia has the option to earn a 100% interest in the Thomlinson Creek Prospect subject to a 2% royalty with buyout rights.

DIAMONDS

DO 27 & DO18 - Diamond Prospects, Lac de Gras, NWT

DHK Diamonds Inc., in which Dentonia has a 1/3 equity position, pursuant to current cash calls has made its pro rata contributions to Peregrine, the operator, namely $170,000 and $44, 194 (a further cash call of $100,000 is anticipated by October 1, 2005 – funds are available). The funds are and will be used to continue the core drilling at the DO18 kimberlite, which is land based, micro diamond analysis of core from this winter's drill program, prospecting and soil sampling on claims surrounding the DO27 and DO18 kimberlites to test unexplained geophysical targets, and to make deposits to secure R.C. drill rigs for the anticipated program in early 2006.

The complexity of the DO27 and DO18 was addressed in Dentonia's news release of June 28, 2005 as follows:

"In a paper delivered at Cape Town, in 1998, by Doyle, B. J. et al. and to quote from its "Abstract", the following observations were made:

> 'The Tli Kwi Cho kimberlite complex was discovered in the Lac de Gras area of the Slave Craton in 1993 by drill testing paired geophysical anomalies, DO27 and DO18. Subsequent geological and petrological work has shown it to be a unique occurrence. The kimberlite complex consists of four rock types. HK (hypabyssal kimberlite), PK (pyroclastic kimberlite), VK (volcaniclastic kimberlite) and XPK (xenolithic volcaniclastic kimberlite) DO18. All four rock types have distinct mineralogy and textures and are thought to represent separate emplacement events.' "

The recent mini bulk test of the DO27 kimberlite, which has a 9 hectare (90,000m^2) surface expression, showed that RC drill hole #3 intersected a kimberlite distinct from the kimberlites in holes RC1,2,4,5,6, suggesting that the entire DO27 kimberlite, at a minimum, is a collection of three distinct pipes, namely the "**PK**" (pyroclastic kimberlite), now referred to as the "**Main Vent**", the "**VK**" (volcaniclastic kimberlite) now referred to as the "**North Eastern Subsidiary Vent**" and a third pipe referred to as "**Fresh Olivine-Rich Pipe**", located at the southern most part of the DO27 and discovered during the current exploration program.

To clarify the above terms, which were used interchangeable from time to time:

> Main Vent = Southern Lobe = Apple Green Tuff = (PK) pyroclastic kimberlite = mottled* green blue kimberlite to coarse olivine tuff; grade 0.98 carats/tonne, value between US$58 – US$78 per carat.
>
> North Eastern Subsidiary Vent = Minor Vent = North Western Lobe = black kimberlitic tuff, (VK) volcaniclastic kimberlite; grade 0.36 carats/tonne, value US$21.70 (1994)

The Main Vent has now been further sub-divided into the above plus at the southern most end into "Fresh Olivine Rich Pipe"; grade 0.70 carats/tonne, value between US$32.34 – 35.36 per carat.

It also appears from Kennecott's drill holes DO27-5 (1993), vertical, and Peregrine's angle hole (-45°) DO27-05-08, vertical hole DO27-05-09, and the 1994 Y-shaped sample drift that the North Eastern Subsidiary Vent, partially overlies the Main Vent, and was the pipe primarily sampled in 1994 explaining the difference in value and grade between this year's mini bulk sample and the 1994 bulk sample.

*irregular arrangements of spots or patches of colour.

In other words, the DO27 is a complex kimberlite with at least three vents, which may be different pipes, of different ages, of different grades, with different diamond populations and thus with different distribution curves as to size and quality of diamonds.

An average grade and value per carat for the DO27, as a whole, without knowing the reserves of each of the three vents or pipes, at this stage, is premature and not possible to predict. It requires a larger bulk sample and core drilling to outline the different vents or pipes.

Diamond Prospect, Pellatt Lake, NWT

This claim block is located to the north of De Beers' Hardy Lake leases and contains 13 mineral claims. At the moment 3 claims, one containing a diamondiferous dyke, have been surveyed and are being taken to 21 year leases. Survey plans have been obtained and are being filed, at the cost of DHK Diamonds Inc. with the Mining Recorder.

This block is under option to Peregrine which may earn a 75% interest, 6 claims are owned by DHK and 7 by Dentonia, a number of potential targets have been identified on this block.

Financing and Exercise of Warrants – Outstanding shares: 32,974,044, as at August 31, 2005

In addition, to the private placements completed since August 31, 2004, netting Dentonia $1,123,628, 5,395,000 warrants, exercisable at $0.10 and 200,000 warrants, exercisable $0.13 and 50,000 options exercisable at $0.12, were exercised providing Dentonia with an additional $571,500 working capital by September 7, 2005.

Outstanding Warrants are:

No. of Warrants/Shares	Exercise Price	Expiry Date	Possible Amounts to be Realized
680,000	$0.10 or $0.20	Oct. 7, 2005 or Oct 7, 2006	$68,000 $136,000
1,621,666	$0.13	Dec. 29, 2005	$210,817
976,000	$0.16	Dec. 29, 2005	$156,160
804,034	$0.20 or $0.30	Feb. 28, 2006 or Feb. 28, 2007	$160,807 $241,210
950,000	$0.20	Sept. 7, 2006	$190,000
Agent's Option: 522,620	$0.15	Feb. 28, 2007	$78,393

If the remaining warrants, to expire on or before February 28, 2006, are all exercised, an additional 4,081,700 shares will be issued, providing Dentonia with a further $595,784. With the flow-through funds on hand it is planned, before December 31, 2005, to carry out the exploration programs at the Atkinson and Thomlinson Creek prospects, the remainder of the funds will be used for pro rata contribution to the diamond exploration of the DO27, and depending on assay results and general assessment of the HY Gold Prospect, for further exploration of this prospect in 2006, and general working capital.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.